EXHIBIT 12

                       INDIANA GAS COMPANY, INC.
                       AND SUBSIDIARY COMPANIES
           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                (Unaudited - Thousands, Except Ratios)

                Twelve
                Months
                 Ended
               September            Year Ended December 31
                  30
               2000<F1>    1999     1998   1997<F2>    1996    1995
Earnings:
     Net
     income       $9,510  $29,742  $26,825   $13,648  $36,121 $40,258
       Income
       taxes       6,894   16,734   14,058     7,813   21,637  24,110
       Fixed
       charges    21,228   17,691   16,133    17,782   17,154  16,465
                 -------  -------  -------   -------  ------- -------
Total adjusted
earnings         $37,632  $64,167  $57,016   $39,243  $74,912 $80,833
                 -------  -------  -------   -------  ------- -------

Fixed charges:
     Total
     interest    $20,506  $16,969  $15,802   $17,049  $16,200 $15,528
     expense
     Interest
     component       722      722      331       733      954     937
     of rents
                --------  -------  -------   -------  ------- -------
Total fixed
charges          $21,228  $17,691  $16,133   $17,782  $17,154 $16,465
                --------  -------  -------   -------  ------- -------
Ratio of
earnings to          1.8      3.6      3.5       2.2      4.4     4.9
fixed charges
                ========  =======  =======   =======  ======= =======

<F1>   Indiana Gas' ratio of earnings to fixed charges for the twelve-
month period excluding the merger and merger related costs, net of tax of $15.9 million would have been 2.5.
<F2>   Reflects the recording of restructuring costs in fiscal 1997 of
$39.5 million. Indiana Gas' ratio of earnings to fixed charges for 1997 before restructuring costs would have been 4.4.

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